SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2023

RoyaltyTraders LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

“Erik Cain” Royalty Share Units

“No Scrubs – TLC Version”

“Creep – TLC Version”

“Diggin On You – TLC Version”

(Title of each class of securities issued pursuant to Regulation A)

In this Semiannual Report on Form 1-SA (the “Semiannual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Throughout this Semiannual Report, we refer to Sean Peace and Alexander Guiva together as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The table below shows key information related to the offering of each series of Royalty Share Units as of the date of this Semiannual Report.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount	Maximum Offering Amount	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid	Status
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$7,871.17	Closed
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A	Withdrawn
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A	Withdrawn
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$2,144.02	Closed
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A	Withdrawn
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A	Withdrawn
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	$485.35	Closed
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	$446.71	Closed
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	N/A	N/A	N/A	Withdrawn
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	$4,204.93	Closed
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	March 13, 2023	$20,394	$618.43	Closed
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	April 30, 2023	$104,400	$745.51	Closed
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	March 24, 2023	$29,800	$1,001.87	Closed
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$130,000	1,300	August 28, 2023	N/A	N/A	N/A	Open
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$105,000	1,050	August 28, 2023	N/A	N/A	N/A	Open
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share	$110.00	(1)	N/A	$22,000	200	August 28, 2023	N/A	N/A	N/A	Open

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation on March 18, 2021, our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues. Revenues are generated at the company level. From January 1, 2023 through June 30, 2023, we generated $321,867 in gross revenues compared to gross revenues of $262,826 for the period January 1, 2022 through June 30, 2022. This increase is largely due to continued increases in our company’s brand awareness, a greater mix of product offerings, sales networking, and changes in our company’s macro-economic climate that have driven growth in revenues. For both periods, revenues were generated from commissions earned by our company on private sales of music catalogs to purchasers in private, one-off transactions as well as through sourcing fees on completed SEC-qualified Regulation A+ offerings. Additionally, the company earned minimal revenue of $1,431 from administrative fees for the distribution of royalties received in connection with our completed Regulation A+ offerings “Hit the Quan”, “Chippass”, “Cross Me” and “Onyx” as of the report date.

Operating Expenses. From January 1, 2023 through June 30, 2023, we incurred $673,240 in operating expenses. The most significant components of our operating expenses during this period were comprised of contractor payments of $381,256 to our internal team members. This is followed by marketing & sales expenses of $159,515 incurred in connection with sales efforts related to our business of selling music catalogs, offering Regulation A+ exempt securities, and arranging advances for our customers. The remainder of expenses during this period were general & administrative expenses of $132,469. In comparison, for the period January 1, 2022 through June 30, 2022, operating expenses totaled $615,275, $333,637 was for payments to contractors, $195,475 for sales and marketing efforts, and the remainder of $86,163 for general and administrative costs. Operating expenses for the period ended June 30, 2023 were modestly higher due to increased payments to contractors – primarily increased payments to our accountants and auditors, as the 2022 fiscal year was first full year with business operations, which led to a higher degree of complexity with our accounting and audit procedures that resulted in higher costs incurred during the six months ended June 30, 2023 compared to the prior period. Additionally, during the six months ended June 30, 2023, we relied more on software services and tools needed to execute operations and expand the business, which increased our costs in comparison to the prior period. These increases in costs during the six months ended June 30, 2023 were partially offset by a reduction in marketing costs and spend associated with our capital software development.

Depreciation Expense. From January 1, 2023 through June 30, 2023, we incurred $23,345 in depreciation expense related to a capitalized software asset, compared to $7,493 for the six months ended June 30, 2022 related to this same asset.

Interest Expense. From January 1, 2022 through June 30, 2022, we incurred $31,162 in interest expense related to the November 23, 2021 note purchase agreement (amended March 25, 2022) and the May promissory note detailed further below in this section under “Indebtedness”. From January 1, 2023 through June 30, 2023, we incurred $101,299 in interest expense on our outstanding promissory notes detailed further below in this section under “Indebtedness”. Additionally, interest expense of $5,481 and $1,644 on short term credit was paid during the six months ended June 30, 2023 and 2022, respectively.

Net Loss. As a result of the foregoing, we incurred a net loss of $476,017 for the period from January 1, 2023 through June 30, 2023 compared to a net loss of $391,104 for the period from January 1, 2022 through June 30, 2022.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of June 30, 2023, our company had $26,517 in cash on hand for operations. Additionally, as of the date of this report, we continue to have access to $150,000 via our line of credit. As of the date of this Semiannual Report, the company is generating revenues from operations (via Sourcing Fees earned in connection with our offerings of SongShares) and selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform). As of the date of this Semiannual Report, while the company has closed offerings and has started making distributions of royalty revenues to investors in its Royalty Share Units, the company has received minimal revenues to date from administrative fees earned in connection with its offerings. Sourcing Fees for all offerings totaled $42,627 through the date of this Semiannual Report. Our company believes it will receive sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations.

Issuances of Equity

On March 29, 2022, the company closed an issuance of 55,549 Common Units for the amount of $200,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On August 3, 2022, our company commenced a Regulation Crowdfunding offering under which it sold its Simple Agreements for Future Equity (“SAFEs”) to investors. A copy of the SAFE is included as Exhibit 3.1. As of December 31, 2022, the company had sold $94,531 worth of its SAFEs. On February 28, 2023 the company closed its Regulation Crowdfunding offering of SAFEs, and stopped taking on new investment in that offering, having raised a total of $123,556. The terms of the SAFEs provide for automatic conversion into Conversion Units upon the Next Equity Financing of the company. Under the SAFE, “Next Equity Financing” means the sale of the company’s units, of whatever class, in an offering exempt from registration under the Securities Act pursuant to Section 4(a)(2) or Regulation D, from which the company receives gross proceeds of at least $250,000. “Conversion Units” means the class of equity securities issued in the Next Equity Financing, or a class of preferred units if the company so elects. If prior to a Next Equity Financing, the company sells all of its assets, merges with another entity, or undergoes a change in control (a “Company Transaction”), then each SAFE holder will receive a cash payment as if that holder SAFEs had converted into Conversion Units. No conversions to equity as of the date of this Semiannual Report have occurred.

In February 2023, our company sold 5,906 Common Units to an investor for a total of $30,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Accrued interest on the convertible note as of June 30, 2023 was $59,486. Per the March 25, 2022 amendment, the voluntary prepayment deadline for the note was extended from March 31, 2022 to July 31, 2022. Because the note was not paid off by that date, Mr. Guiva may, at any time, elect to convert the outstanding balance of the note at such time into Series A Units. The convertible note is still outstanding as of the date of this Semiannual Report. A copy of this note purchase agreement, convertible note and warrant are included as exhibit 6.7 to this report. A copy of the amendment to this note purchase agreement is included as exhibit 6.8 to this report.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note had an original term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 was due and payable. On September 19, 2022, the note was amended to increase the total loan amount to $250,000, and the term was extended to 12 months from the date of amendment. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $300,000 due at the end of the term of the loan. Accrued interest on this promissory note as of June 30 2023 was $49,973. A copy of this note is included as exhibit 6.10 to this report, and a copy of the amendment is included as exhibit 6.11 to this report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a manager of our company. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities for aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit. As of the date of this Semiannual Report, our company has not yet entered into such a Qualified Financing.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase a certain amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the June 30, 2023, our company has borrowed $150,000 under the LOC, which entitles Mr. Guiva to 1.75% of the fully diluted membership interests in the company. A copy of the LOC and Warrant Purchase Agreement are included as Exhibits 6.12 and 6.13, respectively, to this report.

On January 10, 2023, our company issued an additional unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $100,000. The note is due on January 10, 2024, and accrues interest at 20% per annum. As of June 30, 2023, total outstanding principal and interest on this loan was $109,918.Our company may prepay principal and interest on this the note prior to its due date at any time without penalty. A copy of this note is included as exhibit 6.20 to this report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement. As of June 30, 2023, total outstanding principal and interest on this loan was $108,333. This loan is still outstanding as of the date of this Semiannual Report, and will continue to accrue interest until it is repaid.

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note matures on July 31, 2023 with interest accruing at 10% per annum. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. The promissory note is still outstanding as of the date of this Semiannual Report. The company intends to use a portion of the proceeds from the TLC offerings of Royalty Share Units to repay this promissory note. A copy of this promissory note is included as exhibit 6.23 to this report. As of June 30, 2023, total outstanding principal and interest on this loan was $107,500. This loan is still outstanding as of the date of this Semiannual Report and will continue to accrue interest until it is repaid.

Trend Information

We plan to launch approximately 20 to 30 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue collecting Sourcing Fees from Music Royalty Assets that our company sources that are purchased using the proceeds of our offerings, and from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company. We began collecting royalty streams in fiscal year 2022 and started distributions to purchasers of Royalty Share Units.

We believe that we will receive sufficient funding from a combination of revenues from our current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 2. Other Information

None.

Item 3. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Interim Balance Sheet (Unaudited)

As of June 30, 2023 and December 31, 2022

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash	$26,517	$73,428
Restricted cash	127,552	482,540
Accounts receivable, net	15,543	15,752
Prepayments	2,752	-
Music royalty advances	181,990	85,124
Total current assets	354,354	656,844

Capital software, net	90,747	102,257
Total fixed assets	90,747	102,257

Total assets	$445,101	$759,101

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$114,956	$77,065
Accounts payable – related parties	-	21,958
Escrow payable	127,552	482,540
Accrued interest and other	141,692	72,103
Due to related parties, current maturities	550,000	550,000
Total current liabilities	934,200	1,203,666

Due to related parties, net, less current maturities	404,661	50,902
SAFE liability	123,505	94,531
Total liabilities	1,462,366	1,349,099

Members’ equity (deficit)	(1,017,265)	(589,998)

Total liabilities and members’ equity	$445,101	$759,101

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Operations (Unaudited)

For the Six Months Ended June 30, 2023 and June 30, 2022

	June 30, 2023	June 30, 2022
Revenue	$321,867	$262,826

Operating expenses	673,240	615,275

Loss from operations	(351,373)	(352,449)

Interest expense	101,299	31,162

Depreciation	23,345	7,493

Net loss	$(476,017)	$(391,104)

The accompanying notes are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Changes in Members’ Equity (Unaudited)

For the Six Months Ended June 30, 2023 and the year ended December 31, 2022

	June 30, 2023	December 31, 2022
Balance, January 1	$(589,998)	$8,784

Capital contributions	30,000	200,000

Warrant issuance	18,750	62,500

Net loss	(476,017)	(861,282)

Balance, June 30	$(1,017,265)	$(589,998)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2023 and June 30, 2022

	June 30, 2023	June 30, 2022
Cash flows from operating activities
Net loss	$(476,017)	$(391,104)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	23,345	7,493
Changes in operating assets and liabilities
Accounts Receivable	-	(53,876)
Prepayments	436	688
Music royalty advances	(99,846)	4,624
Accounts payable	34,172	(13,259)
Accounts payable – related parties	(21,958)
Escrow payable	(354,988)	281,634
Accrued interest and other	73,309	20,788
Net cash used by operating activities	(821,547)	(143,012)

Cash flows from investing activities
Payments for software and website development	(11,835)	(35,345)
Net cash used by investing activities	(11,835)	(35,345)

Cash flows from financing activities
Capital contributions	30,000	200,000
Proceeds from warrant amendment	18,750	37,500
Proceeds from debt issued to related party	353,759	171,230
Proceeds from SAFE issuance	28,974
Net cash provided by financing activities	431,483	408,730

Net increase (decrease) in cash, cash equivalents and restricted cash	(401,899)	230,373
Cash, cash equivalents and restricted cash, beginning of period	555,968	286,888
Cash, cash equivalents and restricted cash, end of period	$154,069	$517,261

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$26,517	$185,838
Restricted cash	127,552	331,423
	$154,069	$517,261

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$5,481	$1,644

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Allowance for doubtful accounts

Management regularly assesses the collectability of accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management’s assessment of collectability is based on the age of the underlying receivable. When management determines an amount to be uncollectable, it is charged-off against the allowance for doubtful accounts. The Company recorded an allowance for doubtful accounts of $15,000 and $0 at June 30, 2023 and 2022, respectively.

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous additions are made to the website development resulting in additional costs expected to be associated with the website development in future years.

Leases

The Company leases office space and a residential apartment and records these as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $38,336 and $37,951 for the six months ended June 30, 2023 and June 30, 2022, respectively.

Subsequent events

The Company evaluated all subsequent events through September 28, 2023, the date the financial statements were available to be issued.

3.	CHANGE IN ACCOUNTING PRINCIPLES

The Company adopted Financial Accounting Standards Board Topic (“FASB”) Accounting Standards Codification (“ASC”) 842, Leases, using the modified-retrospective transition as of January 1, 2022, the date of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to not reassess expired or existing contracts for lease identification, the lease classification for any existing or expired leases, or the initial direct costs for any existing leases. The Company elected to use the implicit rate when it is readily determinable. When the implicit rate is not provided, to determine the present value of lease payments, management uses a risk- free rate for a period comparable with that of the lease term in determining the present value of future lease payments. The Company also elected to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the Statement of Operations on a straight-line basis over the lease term. As all leases were recorded as short-term rentals, the Company did not record a right-of-use asset or lease liability.

Adoption of the new standard had no impact on the Company’s net operations or beginning equity.

4.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of June 30, 2023 and 2022.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

5.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years.

Property and equipment consisted of the following:

	June 30, 2023	December 31, 2022
Software - website development capitalized	$150,290	$138,456
Software - accumulated depreciation	(59,543)	(36,199)
	$90,747	$102,257

6.	RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $12,500 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $37,500 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount.

The convertible note bears interest at 12.5% and matures on November 23, 2023. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder had an option to convert on March 31, 2022 without qualified financing which was extended through July 31, 2022. Extension has not occurred and can be converted at any time. Conversion has not occurred as of June 30, 2023.

During the six months ended June 30, 2023 and 2022, the Company recognized $32,932 and $27,326 in interest costs, consisting of $18,596 and $18,596 of principal interest and $14,336 and $8,730 of discount amortization, respectively. The remaining discount will be amortized through November 2023.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. In 2022 the Company allocated $25,000 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In 2023 the Company allocated an additional $18,750 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. As of June 30, 2023, the outstanding debt balance on the promissory note - line of credit is $150,000.

The convertible note bears interest at 13% and matures on October 28, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The holder has an option to convert on July 31, 2023.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

6.	RELATED PARTY TRANSACTIONS (continued)

During the six months ended June 30, 2023, the Company recognized $14,958 in interest costs, consisting of $7,373 of principal interest and $7,586 of discount amortization. The remaining discount will be amortized through October 2024.

The Company early adopted the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Accordingly, management evaluated the conversion feature of the note for embedded derivatives and application of the substantial premium model of accounting of debt. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $45,339 and $49,098 as of June 30, 2023 and December 31, 2022, respectively.

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20% and matures May 27, 2023. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During the six months ended June 30, 2023 and 2022, the Company recognized $24,795 and $2,192 in interest costs, respectively. The promissory note has not been called as of June 30, 2023 and management plans to extend the maturity date by one year.

On January 10, 2023, the Company completed placement of an unsecured promissory note with a related party that is also an owner in the Company in the total principal amount of $100,000. The note is due on January 10, 2024, and accrues interest at 20% per annum. During the six months ended June 30, 2023, the Company recognized $9,918 in interest costs.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement. During the six months ended June 30, 2023, the Company recognized $8,333 in interest costs.

The net carrying amount of the combined notes is as follows:

	June 30, 2023	December 31, 2022
Note payable, related party	$900,000	$650,000
Discount on note payable, related party	(45,339)	(49,098)
Less current maturities	(750,000)	(550,000)
	(795,339)	(599,098)
	$104,661	$50,902

The future maturities of the related party note payable are as follows:

Year ending December 31,
2023	$750,000
2024	150,000
$900,000

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

7.	NOTE PAYABLE

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note matures on July 31, 2023 with interest accruing at 10% per annum. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. During the six months ended June 30, 2023, the Company recognized $7,500 in interest costs.

The net carrying amount of the note is as follows:

	June 30, 2023	June 30, 2022
Note payable	$100,000	$-
Less current maturities	(100,000)
	$-	$-

The future maturities of the related party note payable are as follows:

Year ending December 31,
2023	$100,000
$100,000

8.	WARRANT

In November 2021, in conjunction with the promissory note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling .5% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company’s estimated fair value of $12,500 as a component of equity. In March 2022, the common units subject to purchase was increased to be equal to 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company’s estimated fair value of $37,500 as a component of equity. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

In October 2022, in conjunction with the promissory note - line of credit note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 1% of the fully-diluted membership interests in the Company on the date of the exercise. The warrant was recorded at the Company’s estimated fair value of $25,000 as a component of equity. In May 2023, the Company issued a warrant for funds drawn on the promissory note to purchase common units of the Company totaling an additional 0.75% of the fully-diluted membership interests in the Company on the date of the exercise. This warrant was recorded at the Company’s estimated fair value of $18,750 as a component of equity. The exercise price of the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

9.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) which was closed in February 2023. The Company has withdrawn $123,505 of the cash flow raised as of June 30, 2023. The SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing (defined as “NEF”) wherein the Company sells equity for gross proceeds of not less than $250,000. In the event of a Company change of control transaction prior to the NEF, with change in control defined as the sale of substantially all of the Company’s assets or the transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the Company shall pay the Holder in cash an amount equal to the proceeds the Holder would have received in such Company change in control transaction, if the SAFE had converted into Conversion Units at the SAFE Price immediately prior to the change in control transaction. Neither such Company change in control transaction nor NEF has occurred as of June 30, 2023.

10.	LEASES (AFTER ADOPTION OF ASC 842)

The Company leases office space and a residential apartment. The operating leases are short- term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $12,935 and $927 for the six months ended June 30, 2023 and 2022, respectively.

11.	MEMBERS’ EQUITY

The Company had the following equity balances:

	June 30, 2023	December 31, 2022
Series A Units, 1,500,000 units authorized; 500,000 units issued	$500,000	$500,000
Common Units, 3,500,000 units authorized; 2,061,455 units issued	230,000	200,000
Series B, 400,000 units authorized, 378,300 units issued	-	-
Warrants	93,750	75,000
Accumulated deficit	(1,841,015)	(1,364,998)
	$(1,017,265)	$(589,998)

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributed above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2023

12.	MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated “profits interests” within the meaning of the Internal Revenue Service’s Revenue Procedures 93-27 and 2001-43. The time- based service condition period of the units is four years and the units also contain a performance condition requiring a change-of-control event to vest. Due to the performance condition not being probable as of the date of the financial statements, the Company has not recorded any expense for the Series B Units issued. The 156,099 B-2 units issued during 2022 have a service- related period vesting through May 2026 and the 222,201 B-1 units issued during 2021 were fully vested at the date of issuance. No additional units have been issued as of June 30, 2023.

13.	RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company’s management, none of these matters will have a significant effect on the Company’s financial position.

14.	GOING CONCERN

The Company is a start up with expected operating losses, and there is substantial doubt about the Company’s ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through September 29, 2024.

15.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events from June 30, 2023 through September 28, 2023, the date the unaudited interim financial statements were available to be issued. No additional material events were identified which require adjustment or disclosure in the unaudited interim financial statements.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Limited Liability Company Agreement of RoyaltyTraders LLC*
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors^
4.1	Form of Subscription Agreement**
6.1	Contribution Agreement dated April 26, 2021 between RoyaltyTraders LLC and Sean Peace.*
6.2	Service Order Agreement dated March 18, 2021 between DevelopScripts, LLC and RoyaltyTraders LLC*
6.3	Employment Agreement with Sean Peace*
6.4	Management Fee Agreement with Alex Guiva*
6.5	“Hit the Quan” Royalty Share Agreement*
6.6	Form of Listing Agreement**
6.7	Note Purchase Agreement, Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021**
6.8	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021 ****
6.9	“Chippass” Royalty Share Agreement***
6.10	Unsecured Promissory Note dated May 27, 2022 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.***
6.11	Amendment to Unsecured Promissory Note dated May 27, 2022 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA ^^^
6.12	Convertible Promissory Note - Line of Credit Agreement between the Company and Alex Guiva dated October 28, 2022 ^^^
6.13	Warrant Purchase Agreement dated October 28, 2022 between the Company and Alex Guiva^^^
6.14	“Fear No More” Royalty Share Agreement ^^
6.15	“Onyx, Travis Scott, The Notorious B.I.G. & More” Royalty Share Agreement^^^
6.16	“Cross Me” Royalty Share Agreement ^^
6.17	“Young L” Royalty Share Agreement+
6.18	“Cainon Lamb” Royalty Share Agreement+
6.19	“Erik Cain” Royalty Share Agreement+
6.20	Unsecured Promissory Note dated January 10, 2023 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.+
6.21	“No Scrubs – TLC Version”, “Creep – TLC Version”, and “Diggin’ On You – TLC Version” Royalty Share Agreement (and Form of Addendum)++
6.22	OneOf Agreement (and Form of Addendum)++
6.23	Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)++
8	Form of Escrow Agreement*

*	Previously filed as an exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.

****	Previously filed as an exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference.
^	Previously filed as an exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022.
^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022.
^^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022.
+	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
++	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on June 14, 2023, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2023.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager, principal executive officer, principal financial officer,	on September 28, 2023
Sean Peace	and principal accounting officer

/s/ Alexander Guiva	Manager	on September 28, 2023